CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our report dated February 18, 2005 relating to the financial statements which appear in this Form 40-F.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 18, 2005